UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 1-5353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teleflex 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Teleflex Incorporated

155 South Limerick Road

Limerick, Pennsylvania 19468

Teleflex 401(k) Savings Plan

Financial Statements and

Supplemental Schedules

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Audit Committee

Teleflex 401(k) Savings Plan

Limerick, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Teleflex 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex 401(k) Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions, assets (held at end of year) and reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Oaks, Pennsylvania

June 21, 2012

Counselors to the Closely Held Business Since 1946

TELEFLEX 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE

FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments
Registered investment companies	$129,385,992	$137,724,873
Vanguard Retirement Savings Trust VIII	40,980,178	41,169,742
Common stock	45,231,609	42,161,513

TOTAL INVESTMENTS	215,597,779	221,056,128

Receivables
Employer	211,650	—
Employee	304,917	—
Participant loans receivable	6,501,863	6,725,929

TOTAL RECEIVABLES	7,018,430	6,725,929

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS, at fair value	222,616,209	227,782,057

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,897,644)	(1,687,643)

NET ASSETS AVAILABLE FOR BENEFITS	$220,718,565	$226,094,414

See accompanying notes.

TELEFLEX 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

Years Ended December 31, 2011 and 2010

	2011	2010
ADDITIONS TO NET ASSETS
Contributions
Employer	$7,323,774	$7,778,798
Employee	14,261,490	15,293,143
Other contributions	84,928	195,906

TOTAL CONTRIBUTIONS	21,670,192	23,267,847

Investment income
Interest and dividends	5,132,917	5,242,119
Net appreciation in fair value of investments	2,691,643	12,028,397
Realized gain on sale of investments	1,278,028	868,943

TOTAL INVESTMENT INCOME	9,102,588	18,139,459

TOTAL ADDITIONS	30,772,780	41,407,306

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	35,494,868	32,595,977
Administrative fees	89,900	113,208

TOTAL DEDUCTIONS	35,584,768	32,709,185

INCREASE (DECREASE) IN ASSETS PRIOR TO TRANSFER	(4,811,988)	8,698,121

ASSETS TRANSFERRED FROM PLAN	(563,861)	(2,522,897)

NET INCREASE (DECREASE)	(5,375,849)	6,175,224

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	226,094,414	219,919,190

END OF YEAR	$220,718,565	$226,094,414

See accompanying notes.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Teleflex 401(k) Savings Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a common collective trust, as well as the Teleflex common stock fund as investment options for participants.

Valuation of Investments—The Plan’s investments are stated at fair value, pursuant to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Teleflex Incorporated’s (the “Company”) common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

Investment Contracts—Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by Vanguard Fiduciary Trust Company (VFTC), the trustee. As required by professional accounting standards, the statements of net assets available for benefits present the fair value of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on the contract value basis.

Participant Loans Receivable—All transactions are measured at their unpaid principal balance plus any accrued but unpaid interest. The FASB believes that any individual credit risk related to participant loans is mitigated by the fact that these loans are secured by the participant’s vested balance. If a participant were to default, the participant’s account balance would be offset by the unpaid balance of the loan, and the participant would be subject to tax on the unpaid loan balance. As such, the participant is the only party affected in the event of a default.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Revenue Recognition and Method of Accounting—All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications—Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

General Description of the Plan

A general description of the Plan follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Certain employees of the Company who have attained age 21 are eligible to participate in the Plan. Full-time employees are eligible to enter the Plan at their date of hire. Part-time employees require one year of service before they are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (ESOP) feature, as defined in Internal Revenue Code Section 4975(e)(7). The ESOP feature can be used exclusively to provide employer contributions that match participants’ Section 401(k) salary deferral contributions and, in certain instances, to provide discretionary employer contributions to the Plan.

Except with respect to certain union employees, the Plan is intended to satisfy the requirements to be a “qualified automatic contribution arrangement” or “QACA,” within the meaning of Internal Revenue Code Sections 401(k)(13) and 401(m)(12) and the treasury regulations and other guidance issued thereunder, and an “eligible automatic contribution arrangement” or “EACA,” within the meaning of Internal Revenue Code Section 414(w) and the treasury regulations and other guidance issued thereunder. The QACA is a safe harbor plan design that allows the Plan to automatically satisfy the ADP and ACP tests. The EACA permits a penalty-free distribution of “accidental” automatic deferrals made to the Plan within 90 days of the effective date of a participant’s first automatic contribution.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Contributions—Participants are able to contribute up to the lesser of $16,500 or 50% of their annual compensation. These contributions are referred to as “elective deferral contributions” and are withheld from participant’s pay on a pre-tax basis for federal income tax and most state income tax purposes. However, participants may designate all or part of their elective deferral contributions as “Roth elective deferral contributions.” Roth elective deferral contributions are made on an after-tax basis for federal income tax purposes. For non-union employees, the employer matching contributions equaled 100% of the employees’ elective deferral contributions (including Roth elective deferral contributions) up to 5% of compensation up to a maximum of $245,000. For Arrow union employees, the employer matching contributions equaled 50% of the employees’ elective deferral contributions up to 4% of compensation. In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,500. As with regular elective deferral contributions, participants may elect to designate all or part of their catch-up contributions as after-tax “Roth catch-up contributions.” Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participant Accounts—Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change their 401(k) salary deferral rate at will.

Plan Loans—Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. The entire unpaid balance on any outstanding loan and all interest due thereon will be processed as a taxable distribution and will reduce the participant’s distributable account balance if any of the following occur: a participant fails to make an installment payment due under the loan by the last day of the calendar quarter following the calendar quarter in which the required installment payment was due, a participant on a leave of absence has an unpaid amount for a period of a year, or a participant incurs a severance from employment.

Vesting—Participants are always 100% vested in their own 401(k) elective deferral contri-butions. Most participants are 100% vested in their employer matching contributions after two years of employment; however, certain participants are 100% vested in their employer matching contributions after three years of employment. Most participants are 100% vested in their employer discretionary contributions, if any, after five years of employment. Participants are also 100% vested if, while employed by the Company, they reach normal retirement date (the later of the date on which the participant reaches age 65 or the fifth anniversary of the date the participant commenced participation in the Plan), die, or sustain a disability.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Payment of Benefits—The Plan provides that a participant may elect to withdraw 100% of his or her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his or her vested account balance after attainment of age 59 1/2. In addition, a participant may elect a hardship withdrawal, as defined by the Plan, of his or her elective deferral contributions, Roth elective deferral contributions, catch-up contributions and Roth catch-up contributions. A participant may elect to withdraw his or her rollover account at any time.

Forfeitures—Forfeitures of terminated participants’ nonvested accounts are used to reduce the amount of future contributions required to be made to the Plan by the Company. The amount of unallocated forfeitures at December 31, 2011 and 2010, was $938,425 and $530,366, respectively.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, distribution of participant accounts shall be in accordance with ERISA and its applicable regulations and Article V of the Plan document.

Plan Divesture

During the years ended December 31, 2011 and 2010, the Plan executed divestures. Assets transferred from the Plan as a result of these divestures were $563,861 and $2,522,897, respectively.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company as trustee of the Plan effective September 30, 2004. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trust VIII (which is a common collective investment trust) are charged to participants with balances in that trust.

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated July 1, 2003, indicating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan and has concluded that as of June 21, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE D	INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets:

	2011		2010

Teleflex Stock Fund, 3,143,267 shares (2011) and 3,332,926 shares (2010)	$45,231,609	*	$42,161,513	*

Vanguard International Growth Fund, 582,428 shares (2011) and 651,366 shares (2010)	$9,522,696	**	$12,597,413

Vanguard Morgan Growth Fund, 992,462 shares (2011) and 1,122,885 shares (2010)	$17,338,298		$20,245,624

Vanguard Retirement Savings Trust VIII, 39,082,534 shares (2011) and 41,169,742 shares (2010)	$40,980,178		$41,169,742

Vanguard Total Bond Market Index Fund Investor Shares, 1,014,224 shares (2011) and 961,549 shares (2010)	$11,156,463		$10,192,419	**

Vanguard Wellington Fund, 692,040 shares (2011) and 784,386 shares (2010)	$21,688,530		$24,394,394

Vanguard Windsor Fund, 1,002,758 shares (2011) and 1,140,315 shares (2010)	$12,805,222		$15,405,655

*	Includes nonparticipant directed
**	Does not exceed 5% of net assets for that particular year. Balance is presented for comparative purposes only.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE E	NONPARTICIPANT-DIRECTED INVESTMENTS

Company contributions are invested in Company stock and are nonparticipant directed until the participant turns age 50 or becomes vested, at which time the participant can direct those funds to another investment of the Plan. The entire Company stock fund is considered to be nonparticipant-directed because the amount that the participants can direct is not readily determinable. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2011	2010

NET ASSETS
Common stock fund	$45,231,609	$42,161,513

CHANGES IN NET ASSETS
Contributions	$7,753,688	$8,325,196
Interest and dividends	995,470	1,050,019
Net appreciation (depreciation) in fair value of investments	4,777,900	(578,890)
Realized gain on sale of investments	1,023,388	460,471
Benefits paid to participants	(7,361,677)	(5,550,626)
Administrative fees	(20,996)	(29,872)
Interfund transfers	(3,273,508)	(2,309,911)
Other activity	(824,169)	(1,217,783)

	$3,070,096	$148,604

NOTE F	PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the trustee, and, therefore, all transactions involving these investments qualify as party-in-interest transactions. The Plan also invests in shares of common stock of the Company. All transactions involving shares of the Company also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE G	VANGUARD RETIREMENT SAVINGS TRUST VIII

A portion of the Plan’s investments are in the Vanguard Retirement Savings Trust VIII (“Trust”), which was established for the investment of assets of eligible VFTC trusts and tax-qualified pension plans. Each participating retirement plan has an undivided interest in the Trust. The assets of the Trust are held by VFTC (the “Trustee”). At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Trust was approximately .207% and .239%, respectively. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The fair values of investments for the Master Trust are as follows:

	2011	2010
INVESTMENTS AT FAIR VALUE
Investment contracts	$18,534,427,000	$16,550,738,000
Insurance contracts	566,876,000	977,529,000
Mutual funds	788,520,000	498,976,000

	$19,889,823,000	$18,027,243,000

Investment income for the Master Trust is as follows:

	2011	2010
INVESTMENT INCOME
Net appreciation (depreciation) in fair value of investment contracts	$1,025,651,000	$(381,696,000)
Interest	604,315,000	561,482,000
Dividends	309,000	888,000

	$1,630,275,000	$180,674,000

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE H	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 is as follows:

	2011	2010
NET ASSETS AVAILABLE FOR BENEFITS PER FINANCIAL STATEMENTS	$222,616,209	$227,782,057
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,897,644)	(1,687,643)

ASSETS AVAILABLE FOR BENEFITS, FORM 5500	$220,718,565	$226,094,414

NOTE I	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis:

	2011
	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Bond funds	$11,156,463	$—	$—
Short-term reserves	2,883,857	—	—
Domestic stock funds	48,270,658	—	—
International stock funds	9,522,696	—	—
Balanced funds	57,552,318	—	—
Common collective trust	—	40,980,178	—
Company common stock fund	—	45,231,609	—

	$129,385,992	$86,211,787	$—

	2010
	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Bond funds	$10,192,419	$—	$—
Short-term reserves	3,010,570	—	—
Domestic stock funds	54,502,632	—	—
International stock funds	12,597,413	—	—
Balanced funds	57,421,839	—	—
Common collective trust	—	41,169,742	—
Company common stock fund	—	42,161,513	—

	$137,724,873	$83,331,255	$—

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Investments in the bond, short-term reserves, domestic stock, international stock and balanced funds have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

The common collective trust is an over-the-counter security with no quoted readily available Level 1 inputs and, therefore, is measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy using the income approach.

The Company common stock fund is a unitized fund managed by a nonregistered investment company and does not have quoted prices readily available. The fund is priced daily by fund accountants. The funds’ inputs are derived principally from observable market data and are classified within Level 2 of the valuation hierarchy.

NOTE J	PLAN AMENDMENTS

The Plan was amended during the Plan year ended December 31, 2010, for the timing of the nonvested portion of participant accounts to be forfeited, effective January 1, 2011. The first, second and third amendments of 2011 were adopted on November 8, March 7 and August 12, 2011, respectively. These amendments had no effect on the operation of the Plan.

NOTE K	SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring between December 31, 2011, and the date the financial statements were issued. Management discovered that certain former employees (due to retirement or severance) did not have contributions withheld from their “Post Severance Compensation,” as defined in the Plan. The affected participants also did not have the employer match calculated on this compensation. Management is working, along with the third-party administrator and legal counsel, to identify the affected participants, to determine any required corrective contributions and to make any required correction in accordance with the Internal Revenue Service’s Employee Plans Compliance Resolution System. At this time, the liability cannot be estimated.

TELEFLEX 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT

PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2011

Plan EIN# 23-1147939, Plan 010

	Participant Contributions Transferred Late to Plan
	Check Here if	Total That Constitute Nonexempt Prohibited Transactions			Total Fully
	Late Participant			Contributions	Corrected
	Loan		Contributions	Pending	Under VFCP
	Repayments	Contributions	Corrected	Correction	and PTE
	are Included	Not Corrected	Outside VFCP	in VFCP	2002-51
2008		$2,166	$—	$—	$—
2009		62,823	—	—	—
2010		24,015	—	—	—
2011		28,506	4,041	—	—

		$117,510	$4,041	$—	$—

TELEFLEX 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Year Ended December 31, 2011

Plan EIN# 23-1147939, Plan 010

	(b)
	Identity of Issuer, Borrower,	(c)	(d)	(e)
(a)	Lessor, or Similar Party	Description of Investment	Cost	Current Value
	Royce Total Return	Registered Investment Company	$ **	$2,573,136
*	Teleflex Stock Fund	Unitized Stock Fund	38,882,101	45,231,609
*	Vanguard 500 Index	Registered Investment Company	**	6,961,175
*	Vanguard Explorer	Registered Investment Company	**	4,664,606
*	Vanguard International Growth	Registered Investment Company	**	9,522,696
*	Vanguard Morgan Growth	Registered Investment Company	**	17,338,298
*	Vanguard Prime Money Market	Registered Investment Company	**	310,721
*	Vanguard Retirement Savings Trust VIII	Common Collective Trust	**	40,980,178
*	Vanguard Strategic Equity	Registered Investment Company	**	6,501,357
*	Vanguard Target Retirement 2005	Registered Investment Company	**	508,881
*	Vanguard Target Retirement 2010	Registered Investment Company	**	806,710
*	Vanguard Target Retirement 2015	Registered Investment Company	**	4,809,801
*	Vanguard Target Retirement 2020	Registered Investment Company	**	3,145,869
*	Vanguard Target Retirement 2025	Registered Investment Company	**	7,758,797
*	Vanguard Target Retirement 2030	Registered Investment Company	**	4,187,172
*	Vanguard Target Retirement 2035	Registered Investment Company	**	7,373,468
*	Vanguard Target Retirement 2040	Registered Investment Company	**	2,042,538
*	Vanguard Target Retirement 2045	Registered Investment Company	**	3,217,461
*	Vanguard Target Retirement 2050	Registered Investment Company	**	837,280
*	Vanguard Target Retirement 2055	Registered Investment Company	**	26,279
*	Vanguard Target Retirement Income	Registered Investment Company	**	1,149,532
*	Vanguard Total Bond Market Index	Registered Investment Company	**	11,156,463
*	Vanguard Wellington	Registered Investment Company	**	21,688,530
*	Vanguard Windsor	Registered Investment Company	**	12,805,222
*	Participant Loans, 5% to 11.5%	Participant Loans	**	6,501,863

				$222,099,642

*	Party-in-interest.
**	Cost information not required for participant-directed investments and therefore is not included.

TELEFLEX 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS

(Single Transaction or Series of Transactions in One Issue

Aggregating More Than 5% of the Current Value of Plan Assets)

Year Ended December 31, 2011

Plan EIN# 23-1147939, Plan 010

					Current
(a)					Value of
Identity		(c)	(d)		Investment on
of Party	(b)	Purchase	Selling	(g)	Transaction	(i)
Involved	Description of Asset	Price	Price	Cost of Asset	Date	Net Gain
Vanguard	Retirement Savings Trust VIII	$10,186,055	$—	$—	$10,186,055	$—
Vanguard	Retirement Savings Trust VIII	—	12,273,265	12,273,265	12,273,265	—
Vanguard	Teleflex Stock Fund	10,829,773	—	—	10,829,773	—
Vanguard	Teleflex Stock Fund	—	13,560,965	12,211,049	13,560,965	1,349,916

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2012	Teleflex 401(k) Savings Plan

	By:	/s/ Douglas R. Carl
	Name:	Douglas R. Carl
	Title:	Member, Financial Benefit Plans Committee

Teleflex 401(k) Savings Plan

Annual Report on Form 11-K

For the Fiscal Year Ended December 31, 2011

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm